SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION
THIRD QUARTER 2007

Ratios (%)	3Q07	2Q07	3Q06	9M07	9M06
Performance

Unibanco’s net income reached R$2,621 million in 9M07 and R$1,199 million in 3Q07, up 123.3% and 42.6% when compared to 9M06 and 2Q07, respectively. Excluding the result from non recurring events in 3Q07, net income was R$667 million in the quarter, a 17.8% growth when compared to the same period last year. Annualized return on average equity (ROAE) reached 50.2% in 3Q07 and 33.7% in 9M07. Excluding the result from non recurring events, ROAE was 26.5% in 3Q07 and 24.5% in 9M07.

Highlights – Balance Sheet

Unibanco’s total assets reached R$133,925 million, up 31.4% when compared to September 30, 2006. It is worth mentioning the R$12.6 billion increase in total loans, particularly in payroll loans, car loans and Small and Medium Enterprises (SMEs)portfolio.
The loan portfolio reached R$55,902 million in September 2007, up 8.2% in the quarter and 29.0% in the past 12 months, higher than the National Financial System (6.8% QoQ and 24.8% YoY). Retail portfolio increased 12.1% in 3Q07, with highlight for growth in payroll loans, up 31.2%, car loans, 24.6%, and SMEs, 12.1%. Wholesale portfolio grew 2.7% in the quarter and 13.7% in the last 12 months, despite the US dollar depreciation of 4.5% and 15.4% in the respective periods.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected on the 13.8% reduction in provision for loan losses, 9M07 vis-à-vis 9M06, and on the D to H portfolio ratio reduction, as shown in the graph below:

Annualized ROAE	50.2	35.9	4.4	33.7	16.9
Annualized ROAE before non recurring events	26.5	26.7	24.8	24.5	23.1
Annualized ROAA	3.7	2.8	0.4	3.0	1.6
Annualized ROAA before non recurring events	2.0	2.1	2.3	2.1	2.3
Efficiency Ratio	47.3	47.3	49.2	47.8	47.9
BIS Ratio	14.9	14.0	15.5	14.9	15.5
Earnings per share (R$)	0.43	0.30	0.04	0.94	0.42
Earnings per share before non recurring events (R$)	0.24	0.23	0.20	0.67	0.58
Book value per outstanding share (R$)	4.14	3.85	3.43	4.14	3.43

Income Statement (R$ million)	3Q07	2Q07	3Q06	9M07	9M06

Profit from financial intermediation before provision (a)	2,660	2,621	2,481	7,689	7,231
Provision for loan losses (b)	(560)	(545)	(579)	(1,629)	(1,889)
Profit from financial intermediation (a+b)	2,100	2,076	1,902	6,060	5,342
Fees from services rendered	925	910	885	2,704	2,600
Personnel and administrative expenses	(1,414)	(1,417)	(1,434)	(4,215)	(4,109)
Other operating income (expenses)	(587)	(524)	(442)	(1,543)	(1,207)
Operating Income before non recurring events	1,024	1,045	911	3,006	2,626
Result from non recurring events	532	203	(460)	736	(460)
Recurring net income	667	638	566	1,885	1,634
Net Income	1,199	841	106	2,621	1,174

Balance Sheet (R$ million)			Sep-07	Jun-07	Sep-06

Loan Portfolio			55,902	51,644	43,323
Total assets			133,925	129,576	101,915
Total deposits + debentures			47,731	46,804	43,806
Stockholders' equity			11,593	10,798	9,610
Assets under management			48,665	47,527	42,475

Investor Relations | 3Q07	1

Financial Margin (R$ millions)	3Q07	2Q07	3Q06	9M07	9M06

Highlights – Results

The financial margin after provision for loan losses was R$2,100 million in 3Q07, up 1.2% when compared to 2Q07 and 10.4% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.
The financial margin after provision for loan losses reached 7.0% in 9M07. When compared to the same period last year, there was a 60 b.p. drop, despite the reduction of 300 b.p. in the Selic interest rate.
The highlight was the 13.8% decrease in provision for loan losses, 9M07 vis-à-vis 9M06. Provision for loan losses represented 21.2% of the financial margin in 9M07, compared to 26.1% in the same period of last year.
Unibanco’s total personnel and administrative expenses decreased 1.4% in 3Q07 vis-à-vis 3Q06 and increased 2.6% in 9M07 from 9M06. For companies under Unibanco’s direct management, the variation was only 1.0%, 3Q07 vis-à-vis 3Q06, and 1.6% in 9M07 compared to 9M06. This is largely due to efficiency gains and budgetary discipline. As a consequence of operational efficiency management, the cost to average assets ratio improved from 5.9% in 3Q06 to 4.4% in 3Q07.

Stocks

Unibanco ’s Units gained 56.6% over the past 12 months. The GDSs increased 77.8% in the same period.

In 3Q07, the Units’ and GDSs’ average daily trading volume reached R$466 million, 211% up from 3Q06.

Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$26.92, on November 6th, 2007, is R$37.7 billion.

Ratings
In August, Moody's Investors Service upgraded the long-term foreign-currency subordinate perpetual bond ratings of Unibanco Grand Cayman to investment grade.

Human Resources
Unibanco is one of the best companies to work for according to Você S/A and Exame magazines. This achievement is an acknowledgment of the respect that the company has for its employees.

Subsequent Event
In October, through an IPO, Unibanco sold its participation in Bovespa Holding S.A. The value of the sale was R$536 million.

Financial margin (A)	2,660	2,621	2,481	7,689	7,231
Financial margin after provision for loan losses (B)	2,100	2,076	1,902	6,060	5,342
Total average assets (-) average permanent assets (C)	129,321	119,923	97,182	116,349	94,194
Annualized financial margin before provision for loan losses (%) (A/C)	8.5%	9.0%	10.6%	8.9%	10.4%
Annualized financial margin after provision for loan losses (%) (B/C)	6.7%	7.1%	8.1%	7.0%	7.6%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor Brazil, São Paulo, SP 05423-901 Phone: (55 11) 3584-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 3Q07	2

Financial Information

•Performance	5

Non Recurring Events	6

Highlights	7

Financial Margin	7

•Assets	8

Marketable Securities	9

Credit Operations	10

Allowance and Provisions for Loan Losses	13

Investments Abroad	16

•Funding and Assets under Management	17

•Foreign Exchange Exposure	18

•Capital Adequacy Ratios	19

•Revenue by Type of Business	20

•Fee Income	20

•Personnel and Administrative Expenses	21

Personnel Expenses	21

Other Administrative Expenses	21

•Efficiency	22

Investor Relations | 3Q07	3

Highlights for the Quarter

•Brazilian Economy	23

•Retail	23

SMEs	24

Consumer Credit Companies	24

Credit Card Companies	24

Consumer Finance Companies	25

•Wholesale	26

•Insurance and Private Pension Plans	27

•Wealth Management	29

•Unibanco Holdings	30

•Ratings	30

Moody's	30

•Subsequent Event	30

Bovespa	30

•Corporate Governance	31

Stocks	31

Stock Exchange Indices	31

Market Capitalization	32

Stock Repurchase Program	32

Interest on Capital Stock and Dividends	32

•Human Resources	33

•Information Tecnology	33

•Social and Environmental Responsibility	34

Carbon Credits	34

Institutes	34

Cultural Incentive	35

AACD	36

Microcredit	36

•Consolidated Balance Sheet	37

•Consolidated Income Statement	38

Investor Relations | 3Q07	4

Financial Information

Performance

Unibanco’s net income reached R$2,621 million in 9M07 and R$1,199 million in 3Q07, up 123.3% and 42.6% when compared to 9M06 and 2Q07, respectively. Excluding the result from non recurring events in 3Q07, net income was R$667 million in the quarter, a 17.8% growth when compared to the same period last year.

The operating income before non recurring events reached R$1,024 million in 3Q07, a 12.4% increase versus 3Q06.

Stockholders’ equity was R$11,593 million on September 30, 2007, up 20.6% from September 2006. Annualized return on average equity (ROAE) reached 50.2% in 3Q07 and 33.7% in 9M07. Excluding the result from non recurring events, ROAE was 26.5% in the quarter and 24.5% in 9M07.

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	3Q07	2Q07	3Q06	9M07	9M06

Net Income (R$ million) (1)	1,199	841	106	2,621	1,174
Recurring net income (R$ million)	667	638	566	1,885	1,634
Result from non recurring events (R$ million)	532	203	(460)	736	(460)
Operating Income before non recurring events (R$ million)	1,024	1,045	911	3,006	2,626
Total assets (R$ million)	133,925	129,576	101,915	133,925	101,915
Stockholders' equity (R$ million)	11,593	10,798	9,610	11,593	9,610
ROAE (%) (1)	50.2	35.9	4.4	33.7	16.9
ROAE before non recurring events (%)	26.5	26.7	24.8	24.5	23.1
ROAA (%) (1)	3.7	2.8	0.4	3.0	1.6
ROAA before non recurring events (%)	2.0	2.1	2.3	2.1	2.3
Earnings per share (R$) (1)	0.43	0.30	0.04	0.94	0.42
Earnings per share before non recurring events (R$)	0.24	0.23	0.20	0.67	0.58
Book value per outstanding share (R$)	4.14	3.85	3.43	4.14	3.43
Book value per Unit (R$) (2)	8.30	7.74	6.89	8.30	6.89

(1) In 3Q06, after extraordinary event of goodwill amortization.
(2) Each Share Deposit Certificate ("UNIT" ) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

Investor Relations | 3Q07	5

Performance > Non Recurring Events

In 3Q07, the Inicial Public Offering (IPO) of Redecard S.A. was concluded. Unibanco, through this IPO, sold 53,798,700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The sale price per share was R$27.00. Considering the primary offering, the result for Unibanco before tax effects and minority interest, was approximately R$1.5 billion.

The gain from the Redecard’s IPO, in addition to the results posted in 2Q07 regarding the sale of part of Serasa’s stake and the change in participation on our subsidiary Unibanco Participações Societárias S.A. (“UPS”), represented the non recurring events in 9M07. These results, deducted from the provisions specified below, were accounted as non recurring results in 9M07, as shown in the following table.

			R$ million

Result from non recurring events (1)	3Q07	2Q07	9M07

Result from the sale of Serasa's stake	-	285	285
Change in participation on our subsidiary UPS	-	679	679
Gain on Redecard's IPO	680	-	680
Civil, labor and fiscal provisions	(128)	(572)	(699)
Provision for loan losses	-	(47)	(47)
Other provisions	(20)	(142)	(162)
Result from non recurring events	532	203	736

(1) Net of taxes

Investor Relations | 3Q07	6

Performance > Highlights

- Loan portfolio growth in 3Q07

• Payroll loans: 31.2%
• Car loans: 24.6%
• Small and Medium Enterprises (SMEs) loans: 12.1%
• Consumer finance loans: 9.7%
• Credit cards loans: 5.0%
• Retail loan portfolio: 12.1%
• Wholesale loan portfolio: 2.7%
• Total loan portfolio: 8.2%

- Improvement in asset quality

• Better ratio of D to H portfolio over total loans, 4.9% vis-à-vis 6.7% in September 2006
• 99% D to H loan portfolio coverage and 122% E to H loan portfolio coverage

Performance > Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$2,100 million in 3Q07, up 1.2% when compared to 2Q07 and 10.4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend. The financial margin, after provisions for loan losses, reached 7.0% in 9M07. When compared to the same period last year, there was a 60 b.p. drop, despite the reduction of 300 b.p. in the Selic interest rate.

The improvement in asset quality explains the 13.8% decrease in provision for loan losses in 9M07 vis-à-vis 9M06. Provision for loan losses represented 21.2% of the financial margin in 9M07 compared to 26.1% in 9M06, with a significant reduction of 490 b.p.

					R$ million

Financial Margin	3Q07	2Q07	3Q06	9M07	9M06

Financial margin (A)	2,660	2,621	2,481	7,689	7,231
Provision for loan losses	(560)	(545)	(579)	(1,629)	(1,889)
Financial margin after provision for loan losses (B)	2,100	2,076	1,902	6,060	5,342

Total average assets (-) average permanent assets (C )	129,321	119,923	97,182	116,349	94,194

Annualized financial margin before provision for loan losses (%) (A/C )	8.5%	9.0%	10.6%	8.9%	10.4%
Annualized financial margin after provision for loan losses (%) (B/C )	6.7%	7.1%	8.1%	7.0%	7.6%

In 3Q07, it is worth mentioning the efficiency of Unibanco’s Treasury market risk management. Notwithstanding the high volatility of financial markets in the quarter, Unibanco’s Treasury managed to sustain its financial margin contribution in line with the performance of past periods, as shown in the table below:

					R$ million

Treasury Gains	3Q07	2Q07	3T06	9M07	9M06

Financial margin from treasury (A)	154	172	136	452	316
Gross profit from financial intermediation (B)	2,660	2,621	2,481	7,689	7,231
Treasury gains / Gross profit from financial intermediation (A/B)	5.8%	6.6%	5.5%	5.9%	4.4%

Investor Relations | 3Q07	7

Assets

Unibanco’s total assets reached R$133,925 million, up 31.4% when compared to September 30, 2006. It is worth mentioning the R$12.6 billion increase in total loans, particularly in payroll loans, car loans and SMEs portfolio. Annualized return on average assets (ROAA) before non recurring events was 2.0% in 3Q07.

The chart below illustrates the trend in asset growth:

The total assets mix is shown below:

Investor Relations | 3Q07	8

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of September 2007 is detailed in the table below:

R$ million

	Trading Securities (Market Value)	Securities Available for Sale (Market Value)	Securities Held to Maturity (Amortized Cost)
				Total

Federal government	3,733	2,960	1,249	7,942
Foreign government	-	3,144	-	3,144
Brazilian sovereign debt	259	1,248	1,184	2,691
Corporate debt securities	345	2,344	13	2,702
Bank debt securities	960	361	28	1,349
Marketable equity securities	-	266	-	266
Mutual funds	748	16	-	764
Other	1,023	-	-	1,023

Total	7,068	10,339	2,474	19,881
% of portfolio	36%	52%	12%	100%

The market value of marketable securities classified as held to maturity was R$2,875 million on September 30, 2007, with an unrealized gain of R$401 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ million

Changes in Securities Portfolio	Balance Jun-07 (cost)	Foreign Exchange Variation	Interests(1)	Maturity(2)	Purchases	Sales	Balance Sep-07

Trading securities	10,276	(44)	1,350	(505)	40,611	(44,620)	7,068
Available for sale	11,597	(58)	350	(826)	5,222	(5,946)	10,339
Held to maturity	2,704	(62)	89	(257)	-	-	2,474

Total	24,577	(163)	1,789	(1,589)	45,833	(50,566)	19,881

(1) Includes market value adjustment.
(2) Interest payments and redemptions at maturity.

Investor Relations | 3Q07	9

Assets > Credit Operations
In 3Q07, the Retail loan portfolio increased 12.1%, with a 15.6% growth in the commercial bank, 12.1% in SMEs and 6.6% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 31.2% and car loans with a 24.6% expansion in the quarter. The consumer credit companies portfolio evolution was influenced by the 5.0% increase in credit card loan portfolio and by the 9.7% growth in the consumer finance portfolio in the quarter, with highlight for Fininvest commercial effort in offering payroll loans.

The Wholesale loan portfolio grew 2.7% in the quarter and 13.7% in the last 12 months, despite the US dollar depreciation of 4.5% and 15.4% in the respective periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 8.2% over the quarter, reaching R$55,902 million in September 2007. In the past 12 months, Unibanco’s total loans increased 29.0%, higher than the National Financial System (24.8%), demonstrating the growth recovery, especially in the individuals portfolio, with a 42.8% growth.

					R$ million

				Quarterly	Annual
Balance of Loans by Business Segment	Sep-07	Jun-07	Sep-06	Change ( %)	Change ( %)

Retail	34,311	30,612	24,338	12.1	41.0
Wholesale	21,591	21,032	18,985	2.7	13.7

Total	55,902	51,644	43,323	8.2	29.0

The table bellow demonstrates the breakdown of loans by client type:

					R$ million

				Quarterly	Annual
Balance of Loans by Client Type	Sep-07	Jun-07	Sep-06	Change ( %)	Change (%)

Individuals	23,402	20,883	16,383	12.1	42.8
Commercial bank and other companies	14,692	12,709	9,404	15.6	56.2
Consumer credit companies	8,710	8,174	6,979	6.6	24.8

Corporate	32,500	30,761	26,940	5.7	20.6
Large corporate	21,591	21,032	18,985	2.7	13.7
Small and medium enterprises (SMEs)	10,909	9,729	7,955	12.1	37.1

Total	55,902	51,644	43,323	8.2	29.0

The following table shows the loan portfolio highlights by business segment:

					R$ million

				Quarterly	Annual
Porfolio Highlights	Sep-07	Jun-07	Sep-06	Change ( %)	Change (%)

Payroll	4,834	3,685	1,915	31.2	152.4
Own portfolio	1,536	1,400	1,128	9.7	36.2
Acquired portfolio	3,298	2,285	787	44.3	319.1
Car loans	7,175	5,759	4,205	24.6	70.6
SMEs	10,909	9,729	7,955	12.1	37.1
Consumer finance companies	3,030	2,762	2,649	9.7	14.4
Credit cards	5,680	5,412	4,330	5.0	31.2
Large corporate	21,591	21,032	18,985	2.7	13.7
Mortgages	1,630	1,586	1,460	2.8	11.6
Other branch network loans	5,586	5,499	4,507	1.6	23.9

Investor Relations | 3Q07	10

The loan portfolio breakdown by client type is detailed below:

Individuals

R$million

Corporate

R$million

Loan portfolio mix by segment, as of September 30, 2007, is as follows:

Investor Relations | 3Q07	11

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Unibanco’s distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership position in financing heavy commercial vehicles. Car loans grew 24.6% in 3Q07 and 70.6% over the last 12 months, reaching R$7,175 million on September 30, 2007. The following graph shows the loan portfolio evolution and the breakdown between new and used vehicles:

With a differentiated strategy in auto financing, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2% . The charts bellow show the financed vehicles units evolution of Unibanco and the market:

Home Financing

The mortgage loan portfolio totaled R$1,630 million on September 30, 2007, which represents 18.5% of savings deposits and 2.9% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil. (Please refer to the section: Highlights for the Quarter – Retail).

Investor Relations | 3Q07	12

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2007 was R$2,735 million, or 4.9% of the total loan portfolio, as follows:

  R$1,255 million related to overdue credits, in compliance with Resolution 2,682;
  R$776 for falling due credits, in compliance with Resolution 2,682;
  R$704 million based on percentages above those required by the regulatory authority, and significantly higher than the R$597 million registered in September 2006.

The total amount of R$704 million of excess allowance for loan losses, above the required by Resolution 2,682, represents 25.7% of total allowance for loan losses.

R$ million

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (% )
				Overdue Installments	Falling Due Installments

AA	-	23,954	42.8	-	-	19	19	0.1
A	0.5	22,944	83.9	-	115	8	123	0.5
B	1.0	4,207	91.4	2	40	13	55	1.3
C	3.0	2,031	95.1	7	54	8	69	3.4
D	10.0	525	96.0	18	35	246	299	56.9
E	30.0	361	96.6	50	58	190	298	82.4
F	50.0	304	97.2	79	72	147	298	98.4
G	70.0	251	97.6	105	71	73	249	98.9
H	100.0	1,325	100.0	994	331	-	1,325	100.0
TOTAL		55,902		1,255	776	704	2,735
% of portfolio							4.9%

The Unibanco’s risk management policy, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In September 2007, the balance of credits rated as AA to C made up 95.1% of the total loan portfolio, up from 93.3% in September 2006, as illustrated in the following graph:

The following graphs show the coverage and the evolution of the credits rated D to H, and illustrate the loan portfolio quality improvement:

Investor Relations | 3Q07	13

At the end of September 2007, credit operations classified E to H represented 4.0% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 122% on September 30, 2007, above the 114% verified in September 2006.

Allowance for loan losses as a percentage of overdue installments reached 132% at the end of September 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.4% of the total loan portfolio in September 2006 to 4.1% in September 2007. The total allowance for loan losses reached 118% of the non-accrual portfolio in September 2007, compared to 109% in September 2006, as illustrated in the following graphs:

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Sep-07	Jun-07	Sep-06

Consumer finance companies	16.5%	17.5%	12.4%
Credit cards	8.3%	8.3%	9.8%
Retail Bank - Individuals	7.8%	8.9%	9.4%
Auto financing	2.7%	3.2%	4.6%
SMEs	4.5%	4.5%	6.6%
Retail	6.4%	6.9%	7.9%
Wholesale	0.8%	0.9%	1.1%
Additional provision	1.0%	1.0%	1.1%
Unibanco consolidated	4.9%	5.2%	5.8%

(1) Allowance for loan losses by segment / Loan portfolio by segment

The allowance for loan losses relative to total Wholesale loan portfolio was 0.8% in September 2007, down from 1.1% in September 2006. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.4% in September 2007, in line with the better credit quality in certain portfolios of this segment.

Investor Relations | 3Q07	14

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ million

Allowance for Loans Losses	3Q07	2Q07	3Q06	9M07	9M06

Allowance for loan losses (beginning balance)	2,702	2,672	2,343	2,666	2,061
Provision for loan losses	560	616	654	1,700	1,965
Required provision	560	510	605	1,596	1,809
Additional provision	-	106	49	104	156
Loan write-off	(527)	(586)	(465)	(1,631)	(1,494)
Allowance for loan losses (ending balance)	2,735	2,702	2,532	2,735	2,532

Loan recovery	59	74	48	163	129
Net write-off	(468)	(512)	(417)	(1,468)	(1,365)
Net write-off / Total Risk	0.8%	1.0%	1.0%	2.6%	3.2%

In 3Q07, required provision stood at R$560 million, a R$45 million or 7.4% decrease, when compared to 3Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 3Q07 was R$560 million – above the R$468 million of total net write-offs.

Unibanco’s efficiency in credit analysis, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. This improvement is reflected in the 490 b.p. decrease in provision for loans losses to gross financial margin ratio in 9M07 vis-à-vis 9M06, reaching 21.2%, as demonstrated in the following graph:

Investor Relations | 3Q07	15

Assets > Investments Abroad

Unibanco registered a total of US$2,112 million in investments abroad at the end of September 2007, compared to US$1,617 million in September 2006. Such growth is mainly due to the US$427 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

US$ million

Changes on Investments Abroad	3Q07	2Q07	3Q06	9M07	9M06

Investments abroad (beginning balance)	2,071	2,065	1,500	1,762	712
Net income	37	41	79	147	206
Capital increase	-	171	74	387	774
Dividends paid	-	(192)	-	(193)	(2)
Market value adjustments	4	(14)	(36)	9	(73)
Investments abroad (ending balance)	2,112	2,071	1,617	2,112	1,617

R$ million

Impact on Investments Abroad	3Q07	2Q07	3Q06	9M07	9M06

Exchange rate fluctuation on investments abroad	(165)	(190)	17	(527)	(49)
Hedge on investments abroad (currency)	152	247	17	578	139
Tax effects of exchange rate fluctuation on investments abroad	(56)	(65)	6	(179)	(17)
Fiscal hedge effect	56	65	(6)	179	17
Net impact after income tax and social contribution	(13)	57	34	51	90

Exchange rate fluctuation	-4.5%	-6.1%	0.5%	-14.0%	-7.1%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 3Q07, the net account effect was R$13 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations | 3Q07	16

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$137,924 million in September 30, 2007, R$ 48,665 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 94.2% in the last 12 months.

R$ million

	Sep-07	Jun-07	Sep-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	4,160	4,626	4,470	-10.1	-6.9
Savings deposits	8,832	8,045	5,558	9.8	58.9
Core Deposits CDs	4,982	5,149	4,648	-3.2	7.2
Core Deposits	17,974	17,820	14,676	0.9	22.5
Time and interbank deposits	16,099	15,712	22,096	2.5	-27.1
Collateralized debentures deposits	13,658	13,272	7,034	2.9	94.2
Total deposits + Debentures	47,731	46,804	43,806	2.0	9.0
Other funding	41,528	39,319	26,305	5.6	57.9
Total funding (A)	89,259	86,123	70,111	3.6	27.3
Assets under management (B)	48,665	47,527	42,475	2.4	14.6
Total funding + Assets under management (A+B)	137,924	133,650	112,586	3.2	22.5

The increase in Unibanco’s total funding was 27.3% in the last 12 months, in line with the total loan portfolio growth in the same period.

The increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

The following table details the funding in local currency:

R$ million

Funding in Local Currency	Sep-07	Jun-07	Sep-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	3,537	3,969	3,943	-10.9	-10.3
Savings deposits	8,377	7,589	5,091	10.4	64.5
Interbank deposits	741	879	35	-15.7	2,017.1
Core Deposits CDs	4,982	5,149	4,648	-3.2	7.2
Time deposits	14,018	13,501	20,867	3.8	-32.8
Funding obtained in the open market	23,493	24,475	13,187	-4.0	78.2
Debentures and mortgage notes	2,830	2,924	1,727	-3.2	63.9
Local onlendings (BNDES funds)	7,599	7,015	5,979	8.3	27.1
Subordinated debt	3,256	2,496	491	30.4	563.1
Other funding	2,324	2,109	1,344	10.2	72.9
Total funding in local currency	71,157	70,106	57,312	1.5	24.2

Local currency funding reached R$71,157 million at the end of September 2007, up 24.2% from September 2006. This growth was mostly driven by savings deposits, funding obtained in the open market, debentures and mortgage notes, and subordinated debt.

Investor Relations | 3Q07	17

The following table details funding in foreign currency:

R$ million

Funding in Foreign Currency	Sep-07	Jun-07	Sep-06	Quarterly Change (%)	Annual Change(%)

Demand deposits	623	657	527	-5.2	18.2
Savings deposits	455	456	467	-0.2	-2.6
Interbank deposits	1	-	3	-	-66.7
Time deposits	1,339	1,332	1,191	0.5	12.4
Funding obtained in the open market	2,469	2,847	2,649	-13.3	-6.8
Local onlendings (BNDES funds)	172	186	274	-7.5	-37.2
Foreign onlendings	9	22	102	-59.1	-91.2
Import and export financing lines	3,918	3,472	2,248	12.8	74.3
Eurobonds and commercial papers	1,095	1,037	1,209	5.6	-9.4
Subordinated debt	1,578	1,639	2,297	-3.7	-31.3
Securitization	1,654	1,758	1,510	-5.9	9.5
Foreign currency borrowings	2,397	976	218	145.6	999.5
Other funding	2,392	1,635	105	46.3	2,178.1
Total funding in foreign currency	18,102	16,017	12,800	13.0	41.4

Foreign currency funding reached R$18,102 million in September 2007, with a growth of 41.4% from September 2006. Such evolution was mainly driven by the import and export financing lines growth and foreign currency borrowings.

At the end of September, Unibanco has finalized a groundbreaking US$190 million syndicated facility which was 25% oversubscribed. The deal consists of a trade-related tranche of approximately US$100 million with a total tenor of 7 years with a 3-year grace period. A second tranche of approximately US$90 million will be used for onlending for general corporate purposes with a 5-year final maturity and which also has a 3-year grace period. Principal payments will be semi-annual.

Foreign Exchange Exposure

The table below displays the balance sheet in local and foreign currency, and the net FX exposure:

R$ million

Local and foreign currency balances	September 30th 2007
	Local Currency	Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	30,892	4,308	35,200
Marketable securities and derivatives	17,812	3,960	21,772
Interbank accounts	6,437	170	6,607
Net loans	44,027	9,140	53,167
Loans	46,721	9,181	55,902
Allowances for loan losses	(2,694)	(41)	(2,735)
Other assets	14,621	2,558	17,179
Total assets	113,789	20,136	133,925

Deposits	31,655	2,418	34,073
Securities sold under repurchase agreements (open market)	23,493	2,469	25,962
Resources from securities issued	3,044	1,095	4,139
Interbank accounts	744	38	782
Borrowings and onlending	7,747	6,496	14,243
Financial derivative instruments	1,963	2,392	4,355
Subordinated Debt	3,256	1,578	4,834
Other liabilities	27,228	4,798	32,026
Minority interest	1,918	-	1,918
Stockholders' equity	11,593	-	11,593
Total liabilities	112,641	21,284	133,925

Derivatives and leasing operations	9,229	(4,646)	4,583
Transactions to mature (with no exposure risk)		3,991

Net exposure - BIS ratio		(1,803)

Investor Relations | 3Q07	18

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation(%)	Quarter	12 Months

BIS Ratio at the beginning of the period	14.0	15.5
Changes in risk weighted assets	(1.1)	(1.3)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	0.7	(1.3)
Reference equity growth	1.3	2.0
Tier I	0.7	1.0
Tier II	0.6	1.0
BIS Ratio on September 30th, 2007	14.9	14.9

Unibanco’s BIS ratio, as of September 30, 2007, reached 14.9%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2007:

	Reference Equity (R$ million)	BIS ratio (%)

Tier I	11,544	10.9
Tier II	4,256	4.0
Total	15,800	14.9

The fixed asset ratio was 37.8% in September 2007, significantly lower than the maximum of 50% allowed by the Central Bank.

R$ million

Fixed asset ratio	September 2007

Adjusted permanent assets (A)	5,952
Adjusted stockholders' equity (B)	15,735
Fixed asset ratio (A/B)	37.8%

Investor Relations | 3Q07	19

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

It is worth mentioning the 200 b.p. growth, in the last 12 months, in participation of the financial result over total revenues, which reached 49%, mainly due to the growth in the financial intermediation volumes. The credit card revenues remained with 17% participation in the revenue mix, despite the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07.

Fee Income

The table below displays the breakdown of service fees:

R$ million

Fees from Service Rendered	3Q07	2Q07	3Q06	9M07	9M06

Banking fees and commissions	556	492	493	1,530	1,384
Credit cards(1)	144	141	114	406	323
Asset under management	88	89	90	257	277
Other fees	93	94	97	277	286
Total (excluding Redecard and Serasa)	881	816	794	2,470	2,270
Redecard	44	57	56	163	234
Serasa	-	37	35	71	96
Total fees from services rendered	925	910	885	2,704	2,600

(1) Unicard+Hipercard

Total fees increased 8.0% in 3Q07 vis-à-vis 2Q07, excluding the revenues from Redecard and Serasa. Unibanco reduced its participation in Serasa (from 19.2% to 6.1%) in June 2007, and in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

Total fees reached R$925 million in 3Q07, with highlight for revenues from capital markets transactions and banking fees, influenced by the client base growth in the last 18 months.

Investor Relations | 3Q07	20

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses decreased 1.4% in 3Q07 vis-à-vis 3Q06, and increased 2.6% in 9M07 from 9M06, marginally influenced by the reduction in Unibanco’s participation in Redecard and Serasa.

Considering companies under Unibanco’s direct management, personnel and administrative expenses increased only 1.0%, 3Q07 vis-à-vis 3Q06, and 1.6% comparing 9M07 to 9M06. This is largely due to efficiency gains and budgetary discipline. Personnel expenses grew 4.0% and other administrative expenses remained stable when compared 9M07 to 9M06. It is worth mentioning that, during the period, there were organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreements of September 2006 and September 2007.

The table below displays the personnel and administrative expenses for the specified periods:

					R$ million

Personnel and Administrative Expenses	3Q07	2Q07	3Q06	9M07	9M06

Commercial Bank	962	928	932	2,791	2,714
Subsidiaries - Companies under Unibanco´s direct management	396	394	413	1,188	1,202
Subtotal	1,358	1,322	1,345	3,979	3,916
Subsidiaries - indirect management	56	95	89	236	193
Total	1,414	1,417	1,434	4,215	4,109

Personnel and Administrative Expenses > Personnel Expenses

In 3Q07, the collective bargaining agreement established a 6% wage increase, impacting personnel expenses in the month of September.

Evolution of personnel expenses during the periods specified:

					R$ million

Personnel Expenses	3Q07	2Q07	3Q06	9M07	9M06

Commercial Bank	455	434	424	1,311	1,279
Subsidiaries - Companies under Unibanco´s direct management	112	107	98	319	288
Subtotal	567	541	522	1,630	1,567
Subsidiaries - indirect management	10	20	19	49	46
Total	577	561	541	1,679	1,613

Considering only the companies under Unibanco’s direct management, personnel expenses posted a 4.0% variation in 9M07 from 9M06, despite the Retail business commercial activities expansion and wage increases.

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the specified periods:

					R$ million

Other Administrative Expenses	3Q07	2Q07	3Q06	9M07	9M06

Commercial Bank	507	494	508	1,480	1,435
Subsidiaries - Companies under Unibanco´s direct management	284	287	315	869	914
Subtotal	791	781	823	2,349	2,349
Subsidiaries - indirect management	46	75	70	187	147
Total	837	856	893	2,536	2,496

Investor Relations | 3Q07	21

The other administrative expenses of companies under Unibanco’s management posted a 3.9% decrease in 3Q07 from 3Q06, largely due to operational efficiency gains. When comparing 9M07 to 9M06, the other administrative expenses stood flat, despite the client base growth and the increase in volume of transactions due to the expansion of Retail activities.

The table below details the breakdown of other administrative expenses for the specified periods:

					R$ million

Other Adminitrative Expenses	3Q07	2Q07	3Q06	9M07	9M06

Third-party services	335	318	343	969	956
Equipment Lease	8	10	13	31	36
Data processing and telecomunications	91	102	125	303	332
Depreciation and amortization	87	92	91	266	264
Facilities - maintenance and preservation	141	145	136	431	425
Advertising and publicity	89	93	83	267	219
Financial system services costs	20	24	23	66	64
Transportation	25	22	29	67	72
Materials	9	11	10	29	29
Others	32	39	40	107	99
Total	837	856	893	2,536	2,496

Efficiency

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a model similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. The graph below shows the evolution of both the efficiency and the cost to average assets ratios in the last three years:

As a consequence of operational efficiency management, the efficiency ratio reached 47.3% in 3Q07 vis-à-vis 49.2% verified in 3Q06, a 190 b.p. improvement. The cost to average assets ratio also favorably decreased from 5.9% to 4.4% .

			R$ million

Efficiency	3Q07	2Q07	3Q06

Cost to average assets ratio (1)	4.4%	4.7%	5.9%
Efficiency ratio (2)	47.3%	47.3%	49.2%
Expenses	1,414	1,417	1,434
Revenues	2,988	2,997	2,913

(1) (Personnel + Other Administrative expenses)/ (Average Assets).
(2) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations | 3Q07	22

Highlights for the Quarter

Brazilian Economy

In the third quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 11.25% p.y. In 3Q07, cumulative inflation (measured by IPCA) was 0.89%, up from 0.81%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented an expressive volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact, along with the improved foreign and domestic liquidity ratios and stronger exports, with a trade balance of US$10.3 billion in 3Q07, led to a marginal (instead of high) perception of the worsening of the sovereign risk. The Embi+BR ended 3Q07 at 172 basis points, 11 basis points up when compared to that registered at the end of 2Q07.

Although the slight worsening in the sovereign risk, the Real currency appreciated 4.5% against the US-dollar in the quarter. The Central Bank, after approximately 60 days without intervening in the FX market, restarted the process of US-dollar repurchase auctions, increasing the level of the Brazilian international reserves that ended the third quarter at US$162.9 billion, above the US$147.1 billion registered in the 2Q07.

Economic activity continued its recovering process during the 3Q07. The retail sales, according to IBGE, grew 0.7% in August from July, which represent an increase for the seventh consecutive month. In July from June, the retail sales grew 0.5%, discounted the seasonal effect. The loans to GDP ratio reached 33.1% in the end of September.

The debt to GDP ratio reached 43.4% in the end of September, a slight drop when compared to 44.1% verified in the 2Q07. The public sector primary surplus amounted to 4.1% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

Retail

In September 2007, Unibanco’s Retail segment reached approximately 27 million clients throughout the country. Besides the increase in number of partnerships with retailers, the cliente base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Such evolution is explained by the intensive offering of this product to clients from the commercial bank, portfolio origination efforts through dealers (including Fininvest) and portfolio acquisition, besides the partnerships established.

Car loans grew 24.6% in 3Q07, reaching R$7,175 million on September 30, 2007. Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership in financing heavy commercial vehicles. With a differentiated strategy in auto loans, focused in new vehicles (approximately 70% of the portfolio), Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2% .

Given the expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval

Investor Relations | 3Q07	23

became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,630 million on September 30, 2007.

At the end of September 2007, Unibanco attended the São Paulo Real Estate Fair (“Salão Imobiliário São Paulo”), Latin America’s major event of the mortgage sector. During this occasion, the bank offered its products under special conditions, and introduced a pioneer tool among financial institutions for financing simulation and fast credit approval.

As a result, total retail loan portfolio reached R$34,311 million, with highlight for the 42.8% growth in individuals portfolio, which reached R$23,402 .

Unibanco closed out the 3Q07 with a network of 947 branches and 292 corporate-site branches.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$10,909 million in September 2007, up 12.1% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$184 million net income in the quarter and R$565 million in 9M07, 22.7% and 22.3% growth compared to 3Q06 and 9M06, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company. The market capitalization of the 23.2% participation of Unibanco in Redecard is R$5.9 billion, estimated on the Redecard (RDCD3) closing quotation of R$38.06, as of November 6th, 2007.

The credit portfolio posted a 31.2% growth over the past 12 months, and a 5.0% growth in the quarter, amounting to R$5,680 million in September 2007. The improvement in loan portfolio quality explains the R$16 million decrease in provision for loan losses in 9M07 compared to 9M06, as shown in the table below:

					R$ million

Financial Information	3Q07	2Q07	3Q06	9M07	9M06

Credit portfolio (1)	5,680	5,412	4,330	5,680	4,330
Provision for loan losses	140	128	145	379	395
Credit portfolio coverage	8.3%	8.3%	9.8%	8.3%	9.8%
Fees	188	198	170	569	557
Business results	184	194	150	565	462

(1) Individuals.

Investor Relations | 3Q07	24

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$6,380 million in 3Q07, which represents annual growth of 37.6% .

The table below shows the number of credit cards by type:

			In million

Number of cards	Sep-07	Jun-07	Sep-06

Credit cards (A+B)	24.3	23.1	19.4
Visa + Mastercard (A)	16.4	15.6	13.9
Hipercard (B)	7.9	7.5	7.5
Prevate Label cards	8.7	8.5	9.7
Total cards	33.0	31.6	29.1

Retail > Consumer Credit Companies > Credit Card Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$3,112 million in September 2007, an increase of 9.5% when compared to the previous quarter. This growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment.

Business results reached R$109 million in 9M07, a 194.6% growth when compared to 9M06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 31.8% decline in provisions for loan losses.

The table demonstrates the consumer finance companies evolution:

					R$ million

Financial Information	3Q07	2Q07	3Q06	9M07	9M06

Credit portfolio	3,112	2,843	2,765	3,112	2,765
Provision for loan losses	150	157	191	450	660
Credit portfolio coverage	16.5%	17.5%	12.4%	16.5%	12.4%
Fees	93	94	97	277	286
Business results	32	38	12	109	37

Fininvest had 583 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 13 thousand points-of-sale as of September 2007. At the same date, LuizaCred had 369 points-of-sale while PontoCred had 393.

Investor Relations | 3Q07	25

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter, besides the capital market transactions. Cash management revenues, which includes, among others, fees and collection services, increased 23% when compared to the 3Q06.

In 3Q07, Unibanco was the lead coordinator of Redecard S.A. primary and secondary public offerings, in the amount of R$4,643 million, and of SulAmérica S.A. IPO, in the amount of R$775 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3 billion during 9M07, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. Unibanco also disbursed R$475 million in BNDES-exim–funded loans, in the same period.

The Wholesale loan portfolio reached R$21,591 million, up 2.7% in the quarter and 13.7% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

In September 2007, the Equity Research team of Unibanco InvestShop Corretora de Valores Mobiliários was recognized as one of the Top 10 Research Houses in the 2007 All-Brazil Research Team ranking, from Institutional Investor magazine, with awards to the analysts of the Consumer Goods and Banking and Financial Services Sectors.

Investor Relations | 3Q07	26

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$66 million in 3Q07 and R$223 million in 9M07. Operating income reached R$30 million in 3Q07, 30.4% growth compared to 3Q06. During 9M07, such evolution was 23.2% from 9M06, reaching R$101 million. Combined revenues from the Insurance and Private Pension Plan businesses were R$4,159 million in 9M07, up 16.4% from 9M06.

Consolidated technical reserves reached R$9,543 million at the end of the quarter, up 21.5% from September 2006, as illustrated by the graph below:

During the last 12 months, the reduction in the Selic interest rate influenced Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 9M07, in the total amount of R$387 million.

The loss ratio was 45.5%, a 480 b.p. improvement in 9M07 compared to 9M06. The combined ratio reached 95.6% in 3Q07, better than the industry average.

Insurance	3Q07	2Q07	3Q06	9M07	9M06

Net premiums written	883	1,084	843	3,109	2,621
Premiums retained	718	871	723	2,537	2,172
Premiums earned	697	650	526	1,971	1,487
Industrial result	116	118	109	340	295
Personnel and administrative expenses	(70)	(68)	(77)	(201)	(198)
Operating income	30	35	23	101	82
Financial / equity result	64	75	82	192	250
Income before taxes	94	114	87	297	314
Net income	66	88	74	223	263

Loss ratio (1)	44.5%	45.0%	48.3%	45.5%	50.3%
Combined ratio (2)	95.6%	94.6%	95.6%	94.9%	94.5%
Extended combined ratio (3)	89.3%	87.9%	87.1%	88.4%	85.6%

(1) Claims / Premiums.
(2) (Operating expenses + administrative expenses + selling expenses, claims and taxes ) / premiums earned.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes ) / (premiums earned + financial income).

Investor Relations | 3Q07	27

Unibanco Insurance and Pension Plan companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.9% market share (as of August 2007).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), transportation, facultative risks, engineering risks, aeronautic risks, oil risks, civil responsibility (casualty), and extended warranty products. At the oil risks segment, Unibanco has an important position, with 54.2% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 3Q07 was R$15 million. In the quarter, revenues were R$346 million and technical reserves reached R$7,196 million, up 19.4% from 3Q06.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to August 2007. The company ranked 2nd for the year (until August) in sales of corporate pension plans, with R$475 million in sales and a 18.4% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 860 thousand individual clients.

Investor Relations | 3Q07	28

Wealth Management

Unibanco Asset Management (UAM) ended September 2007 with R$48,665 million in assets under management. Its market share as of September 2007 stood at 4.4% (source: Anbid). Also according to Anbid, UAM increased its market share in Retail business to 5.0% in September 2007, from 4.5% in December 2006.

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 3Q07, it is worth highlighting our fund of funds products, with R$6.6 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

UAM was awarded the Top Fixed Income Management in 2007, from ValorInveste, with 45 funds classified in the Standard & Poor’s Star Ranking. It was also considered as one of the best Fund Managers in 2007, by GazetaInvest magazine, with 20 funds awarded with 5 Diamonds. These awards considered the best consistency between risk and return in the portfolio management.

The chart below traces the evolution in the funds’ asset mix by segment:

In 9M07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Investor Relations | 3Q07	29

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$613 million in 3Q07. Excluding the result from non recurring events, net income was R$341 million in the quarter. Stockholders’ equity stood at R$6,778 million and annualized ROAE was 42.9% for the 3Q07, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$178 million as of September 30, 2007. Excluding the result from non recurring events, ROAE was 22.8% in the quarter.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Ratings

Ratings > Moody’s

Moody's Investors Service upgraded, on August 23, 2007, the long-term foreign-currency subordinate perpetual bond ratings of Unibanco Grand Cayman to Baa3, which represents an investment grade. Moody's also upgraded Unibanco's long-term foreign-currency deposits rating to Ba2 from Ba3.

Subsequent Event

Subsequent Event > Bovespa

In October 2007, Unibanco, through a public offering, sold its participation (23,314,228 shares) in Bovespa Holding S.A. The sale price per share was R$23.00. The value of the sale was R$536 million.

Investor Relations | 3Q07	30

Corporate Governance

Corporate Governance > Stocks

Unibanco’s GDSs gained 50% over the past 6 months. The Dow Jones index increased 12% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the American market. During this period, it was the top Brazilian bank in financial trading volume.

In 3Q07, the Units’ average daily trading volume reached R$104.5 million, 22.5% up from 2Q07. During this period, the GDSs’ average daily trading volume was US$190 million, 49.9% up from 2Q07.

Corporate Governance > Stocks Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 130%.

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending December 2007.

Index	Weight (%)
Sep to Dec-07

Ibovespa	2.278
IBrX-50	3.482
IBrX-100	3.041
IGC Corporate Governance Index	3.130
ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

Investor Relations | 3Q07	31

Corporate Governance > Market Capitalization

Unibanco market capitalization is R$37.7 billion, estimated on the Unit (UBBR11) closing quotation of R$26.92, as of November 6th, 2007.

Corporate Governance > Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings. During the program, the acquisition of shares must be made solely through acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market and the amount of shares to be acquired must not exceed 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit until October 2007:

Stock Repurchase Program	Amount	Average Price
	in Units	R$/Unit

Repurchase in 3Q07	3,283,100	21.28
Repurchase in October 2007	885,000	25.25
Total repurchased until October, 23rd	4,168,100	22.13

Corporate Governance > Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2007, according to the amounts specified in the table below. These values include complementary dividends according to the results from non recurring events ascertained in 1H07:

	R$ per share

	UBB-ON	UBB-PN-	HOL-ON-	HOL-PN-	UNIT *	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0659885	0.0725874	0.0574909	0.0574909	0.1300783	1.3007830
Net Value	0.0560903	0.0616993	0.0488673	0.0488673	0.1105665	1.1056650

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Investor Relations | 3Q07	32

Human Resources

In 2007, Unibanco was considered one of the best companies to work for by Você S/A and Exame magazines in partnership with FIA - Fundação Instituto de Administração (Administration Institute Foundation). This achievement is an acknowledgment of the respect that the company has for its employees and confirms the company’s successful trajectory. In 2006, Unibanco was recognized as one of the 100 best companies to work for in Brazil according to Great Place to Work Institute.

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,609 professionals, Unibanco invested over R$19.5 million during 9M07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

9M07 Human Resources highlights:

  2007 Trainee Program, recruited and trained 29 recently graduated students;

  Internal and external recruiting, and training of people through development programs to commercial departments, such as General Manager, Attendance Manager and Retail Corporate Manager Development Programs;

  In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 2,100 actions;

  More than 6,000 actions to form professionals and recycle their knowledge to work at 30 Horas (Unibanco’s Call Center) and to formally enhance their career to work in São Paulo’s branch network;

  Participation of more than 1,000 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

  More than 1,600 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;

  138 young adults hired in the Projeto Jovens Aprendizes (Learner Youth Project).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997. Given this attention to organizational climate and the actions developed from the satisfaction survey, Unibanco was recognized as one of the Best Companies to Work For by Guia Exame.

Information Tecnology

The World Information Society granted to Unibanco the World Summit Award (WSA) for the project Telecentros de Informação e Negócios (Business and Information Call Centers). This is the first time a Brazilian project was awarded. The WSA is considered the most important award in the Information Technology field.

Around 650 projects from 160 countries competed for this Award. Unibanco’s project was the winner in the digital inclusion and best practices for high quality digital content category. The World Summit Award is supported by the United Nations, through Unesco.

Investor Relations | 3Q07	33

Social and Environmental Responsibility

Responsabilidade Social e Ambiental > Carbon Credits

In August 2007, Unibanco signed with Japan Bank for International Cooperation (JBIC) the first financing agreement between Brazil and Japan for CDM (Clean Development Mechanisms) projects, which are focused on the carbon credit market. Unibanco will be responsible for identifying eligible projects in its client portfolio and prospective clients. The JBIC, together with other Japanese banks, gives the financial contribution and the final credit approval. The Japan Carbon Fund, a Japanese Government Agency, will intermediate the seller and the buyer. This project also counts on the participation of two Japanese correspondent banks – Mizuho (administrative agent) and Sumitomo.

In September 2007, Bandeirantes Thermoelectric Plant concluded the world’s first auction of carbon credits. The power plant is the largest of its kind in the world, and arose out of an Unibanco Project Finance operation.

Social and Environmental Responsibility > Institutes

Unibanco exercises its commitment to the community through its institutes: Instituto Unibanco (Unibanco Institute) and Instituto Moreira Salles (Moreira Salles Institute). The first one seeks the development and implementation of social-environmental responsible projects, mainly in education and professional qualification. The second one acts in the promotion of the Brazilian culture.

Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in three main fronts:

  Formal Education (social and human development opportunities);

  Work World (economic development opportunities);

  Environmental Education (environmental responsibility promotion).

The main activities in 3Q07 were:

  Projeto Jovens Aprendizes (Learner Youth Project) – 2nd. Edition – Focused on diverse non-profit and non-governmental organizations, the goal is to support technically and financially the selected organizations to implement the Project;

  Expansion of the Project Jovem de Futuro (Youth of the Future) to Belo Horizonte, MG – The initiative aims to improve the quality of the secondary school education and performance of the students enrolled in the selected schools. With a duration of three years, the goal of the project is to increase in 50% the average of the ENEM (national high school student tests) score of the selected schools’ students;

  Expansion of the Project Entre Jovens (Among Youth) to Juiz de Fora, MG and Vitória, ES – The educational proposal aims at grouping secondary school students with similar weaknesses and maximizing their learning process regarding essential knowledge to the other curricular subjects;

  Voluntary Program – The main goal of this program is to offer to Unibanco employees the opportunity to act as volunteers in social activities, and to aggregate their personal life experiences to these activities.

Investor Relations | 3Q07	34

Instituto Moreira Salles - IMS - a non-profit organization devoted to promoting and developing cultural programs. Throughout 3Q07, over 30 thousand people visited the Institute Cultural Centers and around 625 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 3Q07, were:

  Opening of the exhibition and launching of the book edited by IMS Visões de Buenos Aires (Sights from Buenos Aires), written by Horacio Coppola, which includes pictures of the Argentinean Capital in the 1930s. Coppola, 101-year-old men, is considered the most important Argentinean contemporary photographer;

  IMS celebrated the 53rd anniversary of Oswald de Andrade’s passing away, making it available on the institute website a series of rare materials and documents related to the modernist poet (www.ims.com.br);

  The Institute started to maintain the Euclides da Cunha Library and the file of the journalist, economist, and writer Olímpio de Souza Andrade. The library is composed by 2,573 items related to the writer Euclides da Cunha;

  Launching of the book edited by the Institute Cenas Urbanas (Urban Scenes), written by Hildegard Rosenthal. The book contains part of the 3,000 negatives of the German photographer that was acquired by IMS in 1996;

  IMS Educative sector began partnerships with some foundations, NGOs, and public companies aiming at enabling children and teenagers interested in learning photography techniques or putting into practice social projects;

  The Institute promoted the course Nas palavras das canções (In the Words of the Songs), a series of show classes led by the Literature professor, musical critic, and guitarist Arthur Nestrovski;

  Two courses were promoted during the quarter: Poesia e prosa nos cadernos de literatura brasileira. Módulo 2 – Poesia (Prose and Poesy in the Brazilian Literature Notes – Part 2 – Poesy), in São Paulo, SP, and Canção brasileira (Brazilian Song), in Porto Alegre, RS.

Social and Environmental Responsibility > Cultural Incentive

Maintaining its traditional investments in social responsibility and cultural incentive, Unibanco, for the 4th consecutive year, supported the FLIP – Festa Literária Internacional de Parati (Parati International Literary Celebration) in July of this year. Unibanco is proud to sponsor the most important event related to literature in Brazil and it has taken this opportunity to show its institutional commitment of promoting cultural activities by investing in the culture of the country.

In September, Unibanco promoted a presentation of OSESP – Orquestra Sinfônica do Estado de São Paulo (São Paulo State Symphony Orchestra), at Parque Villa-Lobos (Villa-Lobos Park). The audience of about 20 thousand people surpassed our expectation. The presentation was governed by the artistic director of the Orchestra, the conductor John Neschling; as invited soloists, OSESP counted on the violinists Cláudio Cruz and Emmanuele Baldini.

Investor Relations | 3Q07	35

Social and Environmental Responsibility > AACD

In July, 2007, Hipercard established a partnership with AACD – Associação de Assistência à Criança Deficiente (Disabled Children Assistance Association), and started the program Ajudar a AACD é Hiper (Helping the AACD is Hyper). This program allowed Hipercard clients to make donations to the Association, and to help with the treatment of disabled children.

During the 3Q07, more than 84 thousand donations were completed, going over R$200 thousand in a single month, and it is expected that about R$2.5 million is donated in one year.

Continuing the partnership with AACD, in October, 2007, the Unibanco Capitalização (Unibanco Annuities), created a program to donate part of the profit from the capitalization plans sales to treat disabled children from AACD.

AACD is a 57-year-old organization, and accounts for more than 5 thousand monthly attendances and 1 million of annual assistance. However, it still has a waiting list of about 30 thousand children.

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil. The distribution network has more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In October 2007, Unibanco’s Microcredit initiative had already granted approximately R$35 million in loans to its clients.

Investor Relations | 3Q07	36

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E EMPRESAS CONTROLADAS
CONSOLIDATED BALANCE SHEET

	R$ million

	Sep-07	Jun-07	Sep-06	Quarterly	Annual
				(%) Change	Change(%)

ASSETS
Cash and due from bank	1,657	1,837	1,444	-9.8	14.8
Interbank investments	33,543	28,125	14,499	19.3	131.3
Marketable securities and financial derivatives instruments	21,772	26,121	25,156	-16.6	-13.5
Interbank accounts	6,607	5,783	5,873	14.2	12.5
Loan portfolio, leasing and other loans	55,902	51,644	43,323	8.2	29.0
Allowance for loan losses	(2,735)	(2,702)	(2,532)	1.2	8.0
Net loans	53,167	48,942	40,791	8.6	30.3
Foreign exchange portfolio, except for AC C (1)	3,737	5,714	2,271	-34.6	64.6
Negotiation and intermediation of securities	536	901	542	-40.5	-1.1
Investments	889	885	988	0.5	-10.0
Fixed assets	827	830	832	-0.4	-0.6
Deferred charges	718	710	679	1.1	5.7
Other assets	10,472	9,728	8,840	7.6	18.5

Total assets	133,925	129,576	101,915	3.4	31.4

LIABILITIES
Deposits	34,073	33,532	36,772	1.6	-7.3
Securities sold under repurchase agreements (open market)	25,962	27,322	15,836	-5.0	63.9
Resources from securities issued	4,139	4,188	2,937	-1.2	40.9
Interbank accounts	782	682	606	14.7	29.0
Borrowings and onlendings in Brazil - Governmental agencies	14,243	11,844	8,996	20.3	58.3
Financial derivatives instruments	4,355	3,345	1,272	30.2	242.4
Technical provisions for insurance, annuities and
retirement plans	10,192	9,833	8,365	3.7	21.8
Foreign exchange portfolio (1)	3,934	6,033	2,397	-34.8	64.1
Negotiation and intermediation of securities	1,739	1,681	224	3.5	676.3
Other liabilities	20,995	18,433	14,050	13.9	49.4

Total liabilities	120,414	116,893	91,455	3.0	31.7

Minority interest	1,918	1,885	850	1.8	125.6
Stockholders' equity	11,593	10,798	9,610	7.4	20.6

Stockholders' equity managed by parent company	13,511	12,683	10,460	6.5	29.2

Total liabilities + stockholders' equity	133,925	129,576	101,915	3.4	31.4

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations | 3Q07	37

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A . AND SUBSIDIARIES
INCOME STATEMENT

	R$ million

	3Q07	2Q07	3Q06	9M07	9M06

Revenue from financial intermediation	4,326	4,141	4,597	12,541	12,905
Lending and leasing operations	2,711	2,544	2,813	7,818	8,048
Result from marketable securities (1)	1,141	1,147	1,344	3,281	3,695
Insurance, pension plans and annuity result	325	313	253	920	812
Foreign exchange transactions and compulsory deposits	149	137	187	522	350

Expenses on financial intermediation	(2,226)	(2,065)	(2,695)	(6,481)	(7,563)
Securities sold under repurchase agreements (open market)	(1,259)	(1,196)	(1,712)	(3,663)	(4,718)
Interest and restatement expenses on technical provisions for insurance,
pension plans and annuity	(233)	(217)	(184)	(648)	(566)
Borrowings and onlendings	(174)	(107)	(220)	(541)	(390)
Provision for loan losses	(560)	(545)	(579)	(1,629)	(1,889)

Profit from financial intermediation	2,100	2,076	1,902	6,060	5,342

Other operating income (expenses)	(1,076)	(1,031)	(991)	(3,054)	(2,716)
Fees from services rendered	925	910	885	2,704	2,600
Insurance, pension plans and annuity result	184	214	174	572	446
Credit card selling expenses	(60)	(59)	(72)	(186)	(216)
Salaries, benefits, training and social security	(577)	(561)	(541)	(1,679)	(1,613)
Other administrative expenses	(837)	(856)	(893)	(2,536)	(2,496)
Other taxes	(309)	(317)	(189)	(914)	(680)
Equity in the results of associated companies	10	10	11	31	42
Other operating income / Other operating expenses (1)	(412)	(372)	(366)	(1,046)	(799)

Operating income before non recurring events	1,024	1,045	911	3,006	2,626
Profit from non recurring events	532	203	(460)	736	(460)
Non-operating income (expenses)	(7)	(6)	(29)	(13)	(37)
Income before taxes and profit sharing	1,549	1,242	422	3,729	2,129
Profit sharing	(126)	(135)	(125)	(369)	(347)
Income before taxes and minority interest	1,423	1,107	297	3,360	1,782

Income tax and social contribution	(193)	(221)	(157)	(624)	(466)

Net income before minority interest	1,230	886	140	2,736	1,316
Minority interest	(31)	(45)	(34)	(115)	(142)

Net Income	1,199	841	106	2,621	1,174

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 3Q07 Conference Call will be held on November 9, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3584-1980.

Investor Relations | 3Q07	38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 09, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.